SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON HAI Wai Kwan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 60,550,000 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 60,550,000 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,550,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON Divine Land International Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 60,550,000 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 60,550,000 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,550,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON CO

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Mr. HAI Wai Kwan

Divine Land International Investment Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. HAI Wai Kwan is 18/F, Block 3, Chelsea Heights, No. 1 Shek Pai Tau Path, Tuen Mun, New Territories, Hong Kong.

The address of Divine Land International Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c).	CITIZENSHIP:

Mr. HAI Wai Kwan is a citizen of Hong Kong Special Administrative Region of the People’s Republic of China.

The place of organization of Divine Land International Investment Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value

ITEM 2	(e).	CUSIP NUMBER:

G90565 10 5

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. HAI Wai Kwan	60,550,000 ordinary shares	2.4%	60,550,000 ordinary shares	0	60,550,000 ordinary shares	0

Divine Land International Investment Limited	60,550,000 ordinary shares	2.4%	60,550,000 ordinary shares	0	60,550,000 ordinary shares	0

As of December 31, 2007, Divine Land International Investment Limited, a British Virgin Islands company, was the record owner of 60,550,000 ordinary shares of the Issuer, which were represented by 605,500 American Depositary Shares. Mr. HAI Wai Kwan is the sole shareholder of Divine Land International Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. HAI Wai Kwan may be deemed to beneficially own all of the shares held by Divine Land International Investment Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

HAI Wai Kwan	/s/ HAI Wai Kwan
HAI Wai Kwan

Divine Land International Investment Limited	By:	/s/ HAI Wai Kwan
	Name:	HAI Wai Kwan
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement